Filed Pursuant to Rule 424(b)(3)

File Number 333-192476

FANTEX, INC.

SUPPLEMENT NO. 1 TO

MARKET-MAKING PROSPECTUS DATED

APRIL 25, 2014

THE DATE OF THIS SUPPLEMENT IS MAY 19, 2014

On May 19, 2014, Fantex, Inc. filed the attached Current Report on Form 8-K.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 19, 2014

FANTEX, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	000-55204 (Commission File Number)	80-0884134 (IRS Employer Identification Number)

330 Townsend Street, Suite 234
San Francisco,.CA 94107
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (415) 592-5950

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐          Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐          Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐          Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01                                 Entry into a Material Definitive Agreement.

On May 14, 2014, Fantex, Inc., a Delaware corporation (the “Company”), entered into a Brand Agreement (the “brand contract”) with Mohamed Aasin Sanu, pursuant to which we will acquire a minority interest equal to 10% of the income that he receives from and after May 14, 2014, subject to the terms and exceptions specified in such brand contract, contingent upon us obtaining financing to pay the $1.56 million purchase price to Mohamed Sanu.

The brand contract is intended to remain in effect indefinitely and, except as set forth below, may be terminated only upon mutual agreement of the Company and Mohamed Sanu. Either party may terminate the brand contract on or after October 31, 2014 if the Company does not obtain the financing necessary to pay the $1.56 million purchase price to Mohamed Sanu. If Mohamed Sanu resigns from his employment as a professional football player in the National Football League (“NFL”) within two years of the date of any such financing for any reason other than a “good reason,” the Company may elect in its sole discretion to terminate the brand contract and Mohamed Sanu will be required to pay to the Company approximately $1.64 million (net of any amounts previously paid to the Company by him pursuant to the brand contract).

“Good reason” means Mohamed Sanu’s resignation from his employment as a professional football player in the NFL for any of the following reasons:

(a)                                 he suffers or sustains a major injury which renders him incapable of performing as a professional football player; or

(b)                                 he suffers or sustains a major injury after the consummation of the offering of a Company tracking stock linked to the value of the brand contract and a qualified medical physician (depending on the nature of the major injury) advises Mohamed Sanu that as a result thereof he is putting his physical health at substantial risk (i.e., a risk that is substantially greater than simply by virtue of his participation as a professional football player) by continuing to perform as a professional football player.

In addition, the brand contract contains terms, conditions, events of defaults and covenants customary for each of our brand contracts, including an obligation of the Company to indemnify Mohamed Sanu (and his heirs and assigns) against any third-party lawsuit arising from Mohamed Sanu being a party to the brand contract, including claims relating to (a) any breach of the Company’s representations and warranties in the brand contract, (b) any violation of law by the Company and (c) certain matters in connection with some financing methods the Company may use to obtain financing relating to the brand contract, other than, in each case, those arising out of or relating to any breach of the brand contract by Mohamed Sanu

A copy of the Company’s press release announcing the foregoing is furnished as Exhibit 99.1 and is incorporated by reference into this Item 1.01.

Item 9.01                                 Financial Statements and Exhibits.

(d)                                 Exhibits.

Exhibit No.	Exhibit Description
99.1	Press release issued by the Company dated as of May 19, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 19, 2014	FANTEX, INC.

	By:	/s/ David Mullin
	Name:	David Mullin
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Exhibit Description
99.1	Press release issued by the Company dated as of May 19, 2014.

Exhibit 99.1

Fantex, Inc. Enters Into Brand Contract With Mohamed Sanu

Fantex, Inc. agrees to acquire a 10% interest in the brand income of Mohamed Sanu for $1.56 million

SAN FRANCISCO, Calif., May 19, 2014 — Fantex, Inc. announced today that it has entered into a brand contract with Mohamed Sanu. Under the terms of the contract, Fantex, Inc. would acquire for $1.56 million a 10% interest in the brand income of Mohamed Sanu, as defined in the brand contract, contingent upon Fantex, Inc. obtaining financing necessary to pay the purchase price.

This press release shall not constitute an offer to sell any securities.

Contacts

Finn Partners for Fantex, Inc.

Howard Solomon, (415) 272-0767

Howard.solomon@finnpartners.com

or

Aaron Bensoua, (310) 418-4389

aaron@finnpartners.com